Roadshow Presentation 12-18 March 2004 Michael Cameron CFO 23-25 March 2004 David Murray CEO Michael Cameron CFO

The material that follows is a presentation of general background information about the Bank's activities current at the date of the presentation, 12 March 2004. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Speaker's notes for this presentation are attached below each slide (download from www.commbank.com.au/shareholder). To access them, you may need to save the slides in PowerPoint and view/print in "notes view." Disclaimer

Good morning.

This morning my presentation will consist of four parts:

•	Firstly, I will provide you with an overview of the environment the Bank is operating in.

•	Then we will briefly take a look at the Bank’s half year result announced in February.

•	This will be followed by an update on the progress of Which new Bank.

•	And finally, we will take a look at the Outlook for the economy and the Bank.

Agenda Environment Performance Outlook

Starting off with the Bank’s environment.

Environment

The Australian economy remains resilient in a global context.

As you can see from the chart on the left, when we compare Australia to the US, Australia has outperformed on a number of measures over the last decade.

However, downside risks remain as we are not immune from the impact of the global economy.

Due to Australia’s flexibility in monetary policy, interest rates are able to remain high compared to the other AAA rated countries.

Environment Source: RBA, OECD. Source: RBA Australia United States AUSTRALIA: HOW WE COMPARE (the last 10 years)

If we look at credit demand.

Economic growth and low interest rates have underpinned strong credit growth, particularly in housing.

Household credit increased at an annual rate of 23 percent over the six months to December 2003.

We expect moderation, although the timing remains uncertain.

Credit growth remained robust in the early part of 2004. Annual credit growth reached 15.7% in January, the fastest rate of growth since late 1989. There are some signs of incipient moderation, however. Housing finance approvals have slowed in recent months. And growth in house prices has plateaued.

The extent of any slowing in overall credit growth will depend on the extent to which rising business credit growth offsets slowing housing credit growth.

Credit growth expected to moderate

The Government’s Intergenerational Report released almost two years ago, brought home to us that growth in living standards will slow unless we become more productive.

Of the three P’s of economic growth:

•	Population growth will slow given fertility rates and immigration levels;

•	Participation in the workstream will decline due to population ageing;

•	This leaves productivity, as the crucial determinant of living standards.

Ageing population driving productivity challenge % GDP per capita growth Population Participation Productivity Source: Intergenerational Report

Given the environment I’ve just described, our strategy is to use the inherent strength of our:

•	Business mix;

•	Extensive distribution;

•	Large customer base; and

•	Leading brand.

And build a superior competitive position through service transformation.

Lets now take a look at our half year results for the six months ended 31 December 2003, announced in February.

We will grow through service transformation Strong business mix Extensive distribution footprint Large customer base Leading brand Service transformation Superior EPS growth Competitive superiority

Performance Half Year Results Overview Except where otherwise stated, all figures relate to the half year ended 31 December 2003 and comparatives for the profit and loss are for the half year ended 31 December 2002. Comparisons on balance sheet are to 30 June 2003, unless otherwise stated.

The Bank recorded a Statutory NPAT for the half year of $1.24bn.

The statutory result included two non-cash items:

•	goodwill amortisation of $162m

•	appraisal value uplift of $165m

On a cash basis*, the result was also $1.24bn, a 3% increase on last December.

Excluding the impact of Which new Bank and investment returns, the underlying result was $1.49bn, a 17% increase.

This represents a pleasing result that is in line with statements our Chairman made at the 2003 AGM.

Notes to Reader:

•*Cash basis: after tax, before goodwill amortisation and appraisal value uplift/reduction.

•Productivity ratios in this presentation have been calculated based on the six months to 31 December 2003 and annualised.

A good result: 17% growth in underlying cash profit

Let’s look at components of underlying performance:

The Banking result reflects the strong performance of the Australian and the NZ retail operations, which has been driven by continued growth in the housing market and an improvement in trading and business activity.

The Insurance result reflects improved performance across all regions, particularly Australia and Asia.

The Funds Management result has rebounded since June, back to December 2002 levels as a result of more favourable market conditions.

After tax investment returns increased to $99m at December 2003, reflecting improvement in equity markets.

The Which new Bank spend of $346m after tax relates to the Bank’s transformation program as announced in September 2003. I will discuss this later in the presentation.

Banking and Insurance strong, Funds Management rebound Cash Profit Dec-03 1,274 Banking 158 Funds Management 1 Insurance 54 Investment Returns 99 1,240 Underlying Profit Dec -02 Underlying Growth of 17% Incremental Which new Bank (346) Underlying Profit Dec-03 1,487 $m

Even after taking into account the cost of Which new Bank, EPS grew by 1% and ROE remained steady.

On an underlying basis, EPS grew by 15% and ROE grew by 13%.

Dividends per share and the payout ratio have both increased by 14%.

Key shareholder ratios 31/12/03 96 cents 12.3% 79 cents 82.9% 31/12/02 95 cents 12.4% 69 cents 72.7% Change 1% 0% 14% 14% Earnings Per Share Return on Equity Dividends Per Share Payout Ratio Shareholder Ratios* * Based on Cash NPAT

We committed to looking through the costs of transformation when determining the dividend for the year to June 2004.

As a result of this approach the payout ratio for this interim dividend is 82.9%, and at 79 cents is another record, 10 cents higher than last year.

Moving to how each segment performed. I’ll start with banking.

Another Record Dividend Interim dividend of 79 cps, up 14% on pcp Payout ratio of 82.9% reflecting Which new Bank expenditure impact in 2004 42 60 82 90 102 104 115 130 136 150 154

The banking segment delivered another strong result.

In summary, we achieved:

•	14% underlying profit growth

•	9% growth in banking income

•	4.6% annualised productivity improvement since June 2003

•	9% growth in lending assets since June 2003

Banking Performance driven by growth in home lending and sound asset quality In summary: 14% underlying profit growth 9% growth in banking income 4.6% annualised productivity improvement since June 2003 9% growth in lending assets since June 2003

The quality of the Bank’s lending portfolio further improved during the half.

Over half of the Bank’s total lending assets are represented by housing loans which have traditionally experienced low loss rates.

Arrears levels remain at historically low levels at 13bps.

The Bank’s commercial portfolio is also of high quality with 64% of the individually risk rated portfolio rated at investment grade or equivalent.

The bulk of the non investment grade portfolio is represented by secured business lending.

The Bank actively manages its portfolio concentrations, and exposures are well diversified by industry.

Continued improvement in portfolio quality Dec 02 Dec 03 Jun 03 64% investment grade A High Quality Portfolio Well Diversified Portfolio by Industry Top 20 Exposures to Corporates (Committed) (Top 20 exposures are 3.5% of total committed exposures of $245 billion) Jun 02 BBB A+ BBB BBB+ A A+ BBB- AA- BBB A+ A+ A- BBB A+ AA+ BBB A- A- 300 400 500 600 700 A- Other Commercial Government Agriculture Finance Construction Leasing Energy Telcos Technology Aviation AAA S&P Rating or Equivalent $M

The underlying banking cost to income ratio was 50.7%, an improvement of 120 bps since June. This represents an annualised productivity gain of 4.6% over the last six months.

Improvement during the six months was underpinned by revenue growth of 3%, while underlying costs increased by less than 1%.

We also benefited from savings from prior period strategic initiatives.

Lets now look at Funds Management.

Underlying Banking Cost to Income ratio has improved by over 4% annualised % June 2006 Target:Under 4.6% annualised productivity improvement

The funds management business has seen a rebound in profit up 17% since June 2003, returning to December 2002 levels.

In summary:

•	Income to average FUM remained steady at 119bps;

•	We achieved 9% annualised productivity improvement since June 2003; and

•	FirstChoice continued to grow rapidly.

Note to reader: From 31/12/03 the income from tied financial planners has been reallocated from banking to funds management. Prior comparatives have been restated to reflect this change. The financial impact of these reclassifications is set out in the December 2003 Profit Announcement.

Funds Management Since June 2003, underlying profit rebound of 17% to December 2002 levels Income to average FUM steady at 119 basis points 9.0% annualised productivity improvement since June 2003 FirstChoice continues to grow rapidly

The Funds Management business recorded a cash NPAT of $117m. This includes expenditure on Which new Bank of $19m and shareholder investment returns of $10m after tax. Underlying NPAT was $126m, a 1% increase.

The chart on the right hand side shows the large increase in profit since June 2003.

Compared to December, modest growth in net operating income was the result of an increase in average FUM during the period, while underlying costs have reduced.

Although immaterial on a Group basis, the December 2003 result has been impacted by a different expense allocation between funds management and insurance.

If the comparatives were adjusted to reflect the December 2003 basis, $11m of pre-tax expenses would have been included in the insurance business rather than the funds management business.

If done, this adjustment would have resulted in an 8% increase in underlying cash NPAT compared to the previous comparative period.

Underlying profit rebounds to December 2002 levels 50 100 150 200 50 100 150 200 Dec-02 Jun-03 Dec-03 Underlying Profit Dec-02 $m $m Underlying Profit Dec-03 Cash Profit Dec-03 125 Net Operating Income 9 Operating Expense 2 OEI (1) Tax (9) S'holder Invest Returns 10 Incremental Which new Bank (19) After Tax Profit: 17% underlying growth in six months 126 117 125 108 126

Since June, FUM has grown by 7% and productivity has improved by 9% on an annualised basis.

In the last six months, we have seen a return to more favourable market conditions, with the ASX 200 up 9% and the MSCI World Index up 19%.

Moving to Insurance now.

Since June, FUM has grown by 7% and productivity has improved by 9% annualised % $bn Underlying Expenses/Average FUM (%) Average FUM ($bn) Under FY06 Target 9.0% annualised productivity improvement

The main points about the insurance result are:

•	A fourfold increase in underlying net profit after tax to $67m

•	Strong improvement in shareholder investment returns

•	9.2% annualised productivity improvement since June 2003

•	Continued growth in annual premiums

•	Positive experience profit for two consecutive periods

Note to reader: From 31/12/03 general insurance has been included in the insurance result (previously shown in banking). Prior comparatives have been restated to reflect this change. The financial impact of these reclassifications is set out in the December 2003 Profit Announcement.

Insurance Fourfold increase in underlying net profit after tax to $67m Strong improvement in shareholder investment returns 9.2% annualised productivity improvement since June 2003 Continued growth in annual premiums Positive experience profit for two consecutive halves

For the insurance business, the cash profit after tax of $153m compared with only $1m last year. Excluding the impact of investment returns and expenditure on Which new Bank, underlying operating profit was $67m, an increase of more than 400%.

Total operating income for the insurance business was $322m. At the same time, expenses reduced by 7% to $249m.

All regions saw improved results:

In Asia, underlying profit improved by $11m, reflecting improved persistency in Hong Kong, cost control, and the consolidation of the pension administration business.

In Australia, underlying profit improved by $35m. Key drivers of the result were growth in premium income and tight expense control, partly offset by an increased level of general insurance claims. Also, the comparative December 2002 result included an asset writedown of $18m after tax.

In New Zealand, underlying profit improved by $8m, reflecting the repricing of products, improved persistency, and rationalisation of risk products during the period.

Insurance result reflects improved operating margins and strong investment returns 13 8 11 35 67 89 153 >400% increase from underlying business $m (3)

Over the last six months, annual premiums increased by 2% whilst expenses reduced slightly.

These trends have resulted in an annualised productivity improvement of 9.2% since June 2003.

% $m Operating Expenses/ Average Inforce Premiums (%) Average Inforce Premiums ($m) Under FY06 Target Since June, productivity has improved by 9.2% annualised 9.2% annualised productivity improvement

Let me make some brief comments on capital.

• The Bank manages its capital to the level that meets the requirements of regulators, rating agents and our internal Target Equity framework.

• Capital required to support business growth, initiatives (eg. Which new Bank), dividend payments and structured buy-backs, is balanced against the Bank’s sources of capital.

• To manage this balance, we are focused on strategies to create capital flexibility.

• This is evidenced by recent capital initiatives including the Tier 1 hybrid and PERLS II issues.

• On the 11 February we announced a structured share buy-back of between $450m and $550m, a Share Purchase Plan and a Share Sale Facility.

Capital Management strategy Creating capital flexibility Executed initiatives Tier 1 Hybrid US$550m (A$832m) PERLS II $750m Proposed initiatives Off-market share buy-back $450m - $550m Share Purchase Plan and Share Sale Facility (executed following the share buy-back)

You are no doubt interested in how Which new Bank is progressing.

I will start by reminding you what we said we were going to do, then what we’ve done and what to expect going forward.

As you know, it’s early days. We are in the first few months of a three year program.

The structure of the service transformation we presented in September touches all aspects of our business, with over 100 initiatives grouped into 20 workstreams.

I can report that progress is being made in all areas:

•	Momentum is building

•	Staff are embracing the program

•	Real service improvements are being made

Simple processes 'To excel in customer service' Customer service via Engaged people Supported by Through Service transformation Service/Sales Effectiveness IT Enablers Distribution Efficiency Product Performance Culture Support Process/product IT Efficiency Purchasing (4) (2) (3) (2) (1) (1) (3) (2) (2) ( ) = Number of workstreams

You may remember this slide from last year, showing the expected outcomes on the right.

We are well positioned to exceed 10% compound annual growth rate in cash EPS over the three years ending 30 June 2006.

In the December results all businesses achieved annualised productivity improvements greater than 4%.

We are pleased with the early stages of the initiatives, which will lead to profitable market share growth over the life of the programme, and I’ve already talked about the record dividend of 79c, which represented a 10 cent increase.

In September 2003, we set out the expected financial impact and outcomes of the program Over the next three years we will: Redirect the normal project spend of $600m Spend an additional $620m Invest a further $260m in our branch network Over the next three years this will result in: Cash EPS growth exceeding 10% CAGR 4-6% CAGR productivity improvements Profitable market share growth across major product lines Increases in dividends per share each year Subject to current market conditions continuing

This table sets out the Which new Bank expenditure to the end of December.

Total investment spend for the period was $179m, of which $45m was capitalised.

We were also required under the accounting standards to provide $200m for future expenditure.

In line with our new accounting policy, during the six months we have expensed $210m of previously capitalised software.

After deducting the normal net project spend and the tax effect, the incremental Which new Bank after tax expense for the period was $346m.

The full year estimated financial impact in the right hand column, totaling $500m after tax, represents the September 2003 announcement.

Which new Bank Expenditure to Date * *As per Which new Bank announcement, September 2003

At December 2003, 20 branches had been refurbished. As at today that number now exceeds 40 and we are on track for 125 by June this year.

In the first three months we spent almost a third of the other $560m target for June 2004, that we highlighted in our September 2003 presentation.

This is a great start towards our full year investment target, which we expect to materially achieve.

Investment spend is in line with expectations

Early benefits are emerging as set out on this slide.

From the work we have underway we expect to achieve the committed benefits of Which new Bank, both in 2004 and over the three years of the programme.

Benefits are emerging

The Service and Sales processes have already demonstrated success. The Executive team hold a service and sales meeting each week and this process has been cascaded throughout the organisation.

By June 2004, 13,000 staff will be trained in service and sales management.

We have implemented it in more than 10% of our branches and customers are already responding.

Service and Sales management Transforming the way we serve customers Realising full potential of customer serving staff Improving service & sales skills and effectiveness Applicable to everyone

120 branches in Southern Metro NSW are already applying the service and sales system.

After 8 weeks, compared to the national benchmark, performance is:

•	Up by 19% in product sales per FTE

•	Up 14% in referrals to specialists per FTE

•	Up 62% in cross-selling*.

* Cross-sell measure is based on additional products sold with either a transaction or savings account.

Service and Sales - early results National benchmark Week 1 Week 2 Week 3 Week 4 Week 6 Product sales per FTE Week 5 Week 7 Week 8 Week 1 Week 2 Week 3 Week 4 Week 6 Cross-sell ratio Week 5 Week 7 Week 8 Benchmark: 100 Benchmark: 100

CommSee is our in-house developed system that provides a single view of customer data and their interactions with the Bank. It is currently being trialled in Tasmania across 43 branches.

CommSee allows us to see the customer experience from the customer perspective.

Improved customer service will come through:

• Having total holdings in a single view — we will better understand customer’s needs;

• Capturing customer interactions with the Bank — facilitating a more consistent experience;

• Electronic signatures and imaged home loan documents — will save customer’s time.

CommSee currently covers 250,000 customers, 350,000 accounts, across 43 branches, service centers and agencies. It has a direct link to divisions for referrals.

Approximately 500,000 documents have been imaged into CommSee already.

Our people are feeling excited about helping refine the system for Bank-wide implementation.

CommSee - Service Excellence Everyday Bank-wide customer management system Provides single view of customer Starting in Tasmania Improving service for 250,000 customers

The increasing ability to provide on the spot conditional approval gives customers certainty.

There has been a significant improvement in on the spot conditional approval in the retail bank over the last 18 months:

•	June 02 — average 40%

•	June 03 — average 50%

This slide shows the improvement over the last few months with the December 2003 average at 70%.

This has continued to improve this quarter.

Conditional home loan approvals on the spot % Applications Home loans - on the spot decisioning Time

In the last four months we have completed all the diagnostic work necessary to implement our performance culture program.

This will enable us to improve our:

•	performance management

•	people development

•	leadership

The leadership team have radically changed their day-to-day activity by:

•	spending more time with customer-serving staff

•	promoting stronger coaching to their teams

•	sponsoring cross-divisional workstreams

Communication is critical and is a high priority.

Performance culture Cultural diagnostic completed Program implementation next half Leading from the front Staff involvement

As I said it is still early days, but progress to date indicates we are on the right track.

Evidence is emerging of:

•	Cultural change;

•	Improved customer service;

•	Earnings impact.

Progress is encouraging.

Management commitment is there and its great to see how well staff are responding and embracing cultural change.

As you can see, there is still a lot to be done, and the size of the prize is large.

We will update everyone again mid-year.

Which new Bank summary Early days, but confident we are on right track Evidence of earnings and productivity impact emerging Bank's leadership is fully committed to successful implementation Early adoption of cultural change by staff Next progress update mid-year

Outlook

In relation to the Global Economy medium term structural issues continue to exist. I’m referring to:

•	the US current account deficit; and

•	Realignment of exchange rates.

Factors influencing the Australian economy are likely to remain positive for the whole of the first half of 2004.

The potential influences include the level of housing finance and household debt together with savings levels and the influence of the dollar’s strength on business credit growth

Outlook - Economy Global Continued strong growth short term Medium-term structural issues remain Domestic Influence factors to remain positive on balance for 1H04 Subsequent period open to number of potential influences Credit growth expected to slow down due to home loan contraction

We believe that the economic momentum will be sufficient to support solid underlying earnings growth for the full year.

In the longer term we are on track to deliver EPS CAGR in excess of 10% for the three year period ending June 06.

We also expect 4-6% CAGR of productivity improvement for the same period and expect dividends to increase each year.

You will recall our commitment to add back the transformation costs for the purpose of determining 2004 DPS.

Outlook - Bank Earnings Economic momentum to support solid growth for full year Growth in cash EPS exceeding 10% CAGR over three years till 30 June 2006 Productivity Productivity improvement of 4-6% CAGR over a three years till 30 June 2006 Dividend Which new Bank initiative expenses added back to determine 2004 DPS Pattern of dividend increase continues uninterrupted

In summary:

•	Good result for the Bank and our shareholders

•	Another record dividend

•	Productivity improvements in all businesses

•	Continued strengthening of Tier 1 capital

•	Buy-back, share purchase plan in place

•	Which new Bank meeting expectations in the first 3 months of a 3 year program

•	Full year outlook positive

•	Confident of meeting our EPS growth gains

Thank you for attending today, I hope you found the presentation useful and I would now like to take any questions you might have.

Summary Good result: underlying profit growth of 17% Another record dividend Productivity improvements in all businesses Capital strengthening, buy-back, share purchase plan in place Which new Bank underway and meeting expectations Full year outlook positive Confidence in longer term growth objectives

Roadshow Presentation 12-18 March 2004 Michael Cameron CFO 23-25 March 2004 David Murray CEO Michael Cameron CFO